EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended September 30, 2003	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001	Year Ended March 31, 2000	Year Ended March 31, 1999

Consolidated pretax income (loss) from continuing operations	$(5,649)	2,223	(2,948)	20,129	13,694	(10,818)

Net amortization of debt issuance expense	1,037	1,626	1,420	1,389	1,326	1,412

Interest expense	16,264	27,048	28,553	31,653	32,637	34,830

Interest portion of rental expense	751	1,501	1,579	1,766	1,885	2,199

Earnings	$12,403	32,398	28,604	54,937	49,542	27,623

Interest expense	$16,264	27,048	28,553	31,653	32,637	34,830

Net amortization of debt issuance expense	1,037	1,626	1,420	1,389	1,326	1,412

Interest portion of rental expense	751	1,501	1,579	1,766	1,885	2,199

Fixed Charges	$18,052	30,175	31,552	34,808	35,848	38,441

Ratio of Earnings to Fixed Charges	(a)	1.07x	(a)	1.58x	1.38x	(a)

(a)          The deficiency of earnings required to cover fixed charges for the six months ended September 30, 2003, the fiscal years ended March 31, 2002 and 1999 was$5,649, $2,948 and $10,818, respectively.  The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and discontinued operations from fixed charges.  Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor.  The deficiency of earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):

	Six Months Ended September 30, 2003	Fiscal Year Ended March 31,
		2002	1999
Depreciation	$11,829	26,209	27,911
Amortization	313	4,175	4,025
Non-cash charges	114	4,723	945
Total	$12,256	35,107	32,881

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